================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM - 11K

                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE FISCAL YEAR ENDED: ________________________

[X] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM: April 1, 1998 to December
           31, 1998; for the fiscal year ended March 31, 1998 and 1997 and from inception (December 26, 1995) to March 31, 1996

                             COMMISSION FILE NUMBER:

                                     1-10210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  EGLOBE, INC.
         2000 PENNSYLVANIA AVENUE, NW, SUITE 4800, WASHINGTON, DC, 20006

================================================================================

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                                        CONTENTS



  Report of Independent Certified Public Accountants                      F-2

  Financial Statements

        Statements of Net Assets Available for Benefits             F-3 - F-6

        Statements of Changes in Net Assets Available
            for Benefits                                           F-7 - F-10

        Notes to Financial Statements                             F-11 - F-15

  Supplemental Schedules

        Line 27a - Assets Held for Investment
            Purposes - December 31, 1998                                 F-16

        Line 27d - Reportable Transactions -
            Nine Months Ended December 31, 1998                          F-17

Signature Page                                                             18

Exhibit 23.1
        Consent of BDO Seidman, LLP                                        19

               Report of Independent Certified Public Accountants

Plan Administrator of eGlobe, Inc.
  401(k) Profit Sharing Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the eGlobe, Inc. 401(k) Profit Sharing Plan (formerly the Executive Telecard, Ltd. 401(k) Profit Sharing Plan) (the "Plan") as of December 31, 1998, March 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the nine months ended December 31, 1998 and for the year ended March 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the eGlobe, Inc. 401(k) Profit Sharing Plan at December 31, 1998, March 31, 1998 and 1997, and the changes in its net assets available for benefits for the nine months ended December 31, 1998 and for the year ended March 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ BDO Seidman, LLP


Denver, Colorado
June 25, 1999

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                   LARGE
                                                  MONEY       INVESTMENT            CAP
                                                 MARKET       GRADE BOND           BLEND      APPRECIATION
DECEMBER 31, 1998                                 FUND          FUND                FUND          FUND
-----------------                                 ----          ----                ----          ----
Assets

Investments, at fair value (Note 2):
Money Market Funds                          $    46,247   $            -   $            -   $            -
Mutual Funds:
  Smith Barney Investment
    Grade Bond Fund                                   -           28,139                -                -
  Smith Barney Large Cap
    Blend Fund                                        -                -          101,308                -
  Smith Barney Appreciation Fund                      -                -                -          114,505
  Smith Barney International Equity Fund              -                -                -                -
eGlobe, Inc. Common Stock                             -                -                -                -
                                                 ------           ------          -------          -------
Total investments                                46,247           28,139          101,308          114,505
Contributions receivable -
  Employee                                        2,846            2,591            6,067            5,302
Contribution payable                               (273)               -                -                -
Interfund receivable/payable                    (14,706)           1,531            5,308            7,736
                                                 ------           ------          -------          -------

Net assets available for benefits           $    34,114   $       32,261   $      112,683   $      127,543
                                                 ------           ------          -------          -------


                                               INTERNATIONAL
                                                   EQUITY       EGLOBE, INC.
DECEMBER 31, 1998                                   FUND         COMMON STOCK           TOTAL
-----------------                                   ----         ------------           -----
Assets

Investments, at fair value (Note 2):
Money Market Funds                            $            -   $            -        $ 46,247*
Mutual Funds:
  Smith Barney Investment
    Grade Bond Fund                                        -                -          28,139*
  Smith Barney Large Cap
    Blend Fund                                             -                -         101,308*
  Smith Barney Appreciation Fund                           -                -         114,505*
  Smith Barney International Equity Fund              39,671                -          39,671*
eGlobe, Inc. Common Stock                                  -           46,114          46,114*
                                              ---------------  --------------       -----------
Total investments                                     39,671           46,114         375,984
Contributions receivable -
  Employee                                             1,758            3,297          21,861
Contribution payable                                       -                -            (273)
Interfund receivable/payable                             175              (44)              -
                                              ---------------  --------------       -----------

Net assets available for benefits             $       41,604   $       49,367       $ 397,572
                                              ---------------  --------------       -----------

-------------
* Represents 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    LARGE
                                                  MONEY       INVESTMENT             CAP
                                                 MARKET       GRADE BOND            BLEND
MARCH 31, 1998                                    FUND          FUND                 FUND
--------------                                    ----          ----                 ----
Assets

Investments, at fair value (Note 2):
Money Market Funds                          $    39,156   $            -   $            -
Mutual Funds:
  Smith Barney Investment
    Grade Bond Fund                                   -           23,208                -
  Smith Barney Growth
    and Income Fund                                   -                -           88,625
  Smith Barney Appreciation Fund                      -                -                -
  Smith Barney International Equity Fund              -                -                -
eGlobe, Inc. Common Stock                             -                -                -
                                                --------           -----            -----

Total investments                                39,156           23,208           88,625

Contributions receivable -
  Employee                                        1,572            1,271            4,234

Interest receivable                                  71                -                -

Interfund receivable/payable                    (15,036)           1,079            4,039
                                                --------           -----            -----


Net assets available for benefits           $    25,763   $       25,558   $       96,898
                                                --------           -----            -----




                                                                 INTERNATIONAL
                                                 APPRECIATION        EQUITY       EGLOBE, INC.
MARCH 31, 1998                                       FUND             FUND         COMMON STOCK           TOTAL
--------------                                       ----             ----         ------------           -----
Assets

Investments, at fair value (Note 2):
Money Market Funds                             $            -   $            -   $            -       $ 39,156 *
Mutual Funds:
  Smith Barney Investment
    Grade Bond Fund                                         -                -                -          23,208*
  Smith Barney Growth
    and Income Fund                                         -                -                -          88,625*
  Smith Barney Appreciation Fund                       74,545                -                -          74,545*
  Smith Barney International Equity Fund                    -           31,729                -          31,729*
eGlobe, Inc. Common Stock                                   -                -           48,284          48,284*
                                              ---------------    -------------   --------------      ------------

Total investments                                      74,545           31,729           48,284         305,547

Contributions receivable -
  Employee                                              4,323            1,346            2,499          15,245

Interest receivable                                         -                -                -              71

Interfund receivable/payable                            8,955              688              275               -
                                              ---------------    -------------   --------------      ------------


Net assets available for benefits              $       87,823   $       33,763   $       51,058       $ 320,863
                                              ---------------    -------------   --------------      ------------

-------------
* Represents 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                           LARGE
                                                MONEY      INVESTMENT       CAP
                                               MARKET      GRADE BOND      BLEND    APPRECIATION
MARCH 31, 1997                                  FUND         FUND           FUND         FUND
--------------                                  ----         ----           ----         ----
Assets

Investments, at fair value (Note 2):
Money Market Funds                         $   11,302   $           -   $       -  $           -
Mutual Funds:
  Smith Barney Investment
    Grade Bond Fund                                 -          22,969           -              -
  Smith Barney Growth
    and Income Fund                                 -               -      43,418              -
  Smith Barney Appreciation Fund                    -               -           -         33,599
  Smith Barney International Equity Fund            -               -           -              -
eGlobe, Inc. Common Stock                           -               -           -              -
Participant loans                                   -               -           -              -
                                           ----------   -------------   ---------  -------------

Total investments                              11,302          22,969      43,418         33,599

Contributions receivable -
  Employee                                        731           1,543       4,831          3,464

Interfund receivable/payable                    2,290            (272)       (730)          (493)
                                           ----------   -------------   ---------  -------------

Net assets available for benefits          $   14,323   $      24,240   $  47,519  $      36,570
                                           ----------   -------------   ---------  -------------





                                            INTERNATIONAL
                                                EQUITY       EGLOBE, INC.     PARTICIPANT
MARCH 31, 1997                                   FUND         COMMON STOCK      LOANS           TOTAL
--------------                                   ----         ------------      -----           -----
Assets

Investments, at fair value (Note 2):
Money Market Funds                          $           -    $           -    $               $ 11,302*
Mutual Funds:
  Smith Barney Investment
    Grade Bond Fund                                     -                -             -       22,969*
  Smith Barney Growth
    and Income Fund                                     -                -             -       43,418*
  Smith Barney Appreciation Fund                        -                -             -       33,599*
  Smith Barney International Equity Fund           21,151                -             -       21,151*
eGlobe, Inc. Common Stock                               -           14,248             -       14,248*
Participant loans                                       -                -         3,181        3,181
                                            -------------    -------------    ----------    ---------

Total investments                                  21,151           14,248         3,181      149,868

Contributions receivable -
  Employee                                          1,900            1,601             -       14,070

Interfund receivable/payable                         (282)            (513)            -            -
                                            -------------    -------------    ----------    ---------

Net assets available for benefits           $      22,769    $      15,336    $    3,181    $ 163,938
                                            -------------    -------------    ----------    ---------

----------
* Represents 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                     (UNAUDITED)

                                                                                    LARGE
                                                    MONEY        INVESTMENT          CAP
                                                   MARKET        GRADE BOND         BLEND
MARCH 31, 1996                                      FUND           FUND              FUND
--------------                                      ----           ----              ----
Assets

Investments, at fair value (Note 2):
Money Market Funds                             $    7,631  $              -   $         -
Mutual Funds:
  Smith Barney Investment Grade Bond Fund               -             4,155             -
  Smith Barney Growth and Income Fund                   -                 -         8,583
  Smith Barney Appreciation Fund                        -                 -             -
  Smith Barney International Equity Fund                -                 -             -
eGlobe, Inc. Common Stock                               -                 -             -
                                               ----------  ----------------   -----------

Total investments                                   7,631             4,155         8,583

Contributions receivable - Employee                   189               365           677

Employee rollovers                                      -                 -         6,261
                                               ----------  ----------------   -----------

Net assets available for benefits              $    7,820  $          4,520   $    15,521
                                               ----------  ----------------   -----------





                                                                  INTERNATIONAL
                                                  APPRECIATION        EQUITY       EGLOBE, INC.
MARCH 31, 1996                                        FUND             FUND         COMMON STOCK           TOTAL
--------------                                        ----             ----         ------------           -----
Assets

Investments, at fair value (Note 2):
Money Market Funds                              $            -   $            -   $            -         $ 7,631*
Mutual Funds:
  Smith Barney Investment Grade Bond Fund                    -                -                -           4,155*
  Smith Barney Growth and Income Fund                        -                -                -           8,583*
  Smith Barney Appreciation Fund                         8,442                -                -           8,442*
  Smith Barney International Equity Fund                     -            5,099                -           5,099*
eGlobe, Inc. Common Stock                                    -                -            5,886           5,886*
                                                --------------   --------------   --------------        --------

Total investments                                        8,442            5,099            5,886          39,796

Contributions receivable - Employee                        592              384              362           2,569

Employee rollovers                                       4,696            3,130            1,565          15,652
                                                --------------   --------------   --------------        --------

Net assets available for benefits               $       13,730   $        8,613   $        7,813        $ 58,017
                                                --------------   --------------   --------------        --------

---------
* Represents 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    LARGE
                                                  MONEY       INVESTMENT             CAP
                                                 MARKET       GRADE BOND            BLEND
NINE MONTHS ENDED DECEMBER 31, 1998               FUND           FUND               FUND
-----------------------------------               ----           ----               ----
Additions:
 Employee contributions                     $    17,425   $       16,622   $       43,252
 Employee rollovers                               1,863              503            1,138
 Dividend and interest income                     1,077                -                -
 Net appreciation (depreciation) in
  fair value of investments                           -            1,295            4,001
                                            -----------   --------------   --------------
Total additions                                  20,365           18,420           48,391
                                            -----------   --------------   --------------

Deductions - Benefits paid
  to participants                                11,561           14,735           32,823
                                            -----------   --------------   --------------
Net increase (decrease) prior
  to interfund transfers                          8,804            3,685           15,568
Interfund transfers                                (453)           3,018              217
                                            -----------   --------------   --------------
Net increase (decrease)                           8,351            6,703           15,785

Net assets available for benefits,
  beginning of period                            25,763           25,558           96,898
                                            -----------   --------------   --------------
Net assets available for benefits,
  end of period                             $    34,114   $       32,261   $      112,683
                                            -----------   --------------   --------------



                                                                INTERNATIONAL
                                                APPRECIATION        EQUITY       EGLOBE, INC.
NINE MONTHS ENDED DECEMBER 31, 1998                  FUND            FUND         COMMON STOCK           TOTAL
-----------------------------------                  ----            ----         ------------           -----
Additions:
 Employee contributions                       $       43,027   $       14,548   $       35,527       $ 170,401
 Employee rollovers                                    1,138            1,641              635           6,918
 Dividend and interest income                              -                -                -           1,077
 Net appreciation (depreciation) in
  fair value of investments                           10,018           (1,785)         (36,373)        (22,844)
                                              --------------   --------------   --------------       ---------
Total additions                                       54,183           14,404             (211)        155,552
                                              --------------   --------------   --------------       ---------
Deductions - Benefits paid
  to participants                                     12,104            6,824              796          78,843
                                              --------------   --------------   --------------       ---------
Net increase (decrease) prior
  to interfund transfers                              42,079            7,580           (1,007)         76,709
Interfund transfers                                   (2,359)             261             (684)              -
                                              --------------   --------------   --------------       ---------
Net increase (decrease)                               39,720            7,841           (1,691)         76,709

Net assets available for benefits,
  beginning of period                                 87,823           33,763           51,058         320,863
                                              --------------   --------------   --------------       ---------
Net assets available for benefits,
  end of period                               $      127,543   $       41,604   $       49,367       $ 397,572
                                              --------------   --------------   --------------       ---------

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                            LARGE
                                                MONEY    INVESTMENT          CAP
                                               MARKET    GRADE BOND         BLEND   APPRECIATION
YEAR ENDED MARCH 31, 1998                       FUND       FUND              FUND        FUND
-------------------------                       ----       ----              ----        ----
Additions:
 Employee contributions                    $   14,046   $    17,427   $    63,147  $      51,828
 Employee rollovers                                 -             -           159              -
 Dividend and interest income                   1,211         1,691           696            285
 Net appreciation (depreciation)
  in fair value of investments                      -         3,695        14,965         14,161
                                               ------         -----        ------         ------
Total additions                                15,257        22,813        78,967         66,274
                                               ------         -----        ------         ------
Deductions -
 Benefits paid to participants                  3,337        15,101        24,992          8,875
                                               ------         -----        ------         ------
Net increase (decrease) prior to
  interfund transfers                          11,920         7,712        53,975         57,399
                                               ------         -----        ------         ------
Interfund transfers                              (480)       (6,394)       (4,596)        (6,146)
                                               ------         -----        ------         ------
Net increase (decrease)                        11,440         1,318        49,379         51,253

Net assets available for benefits,
  beginning of year                            14,323        24,240        47,519         36,570
                                               ------         -----        ------         ------
Net assets available for benefits,
  end of year                              $   25,763   $    25,558   $    96,898  $      87,823
                                               ------         -----        ------         ------



                                              INTERNATIONAL
                                                  EQUITY       EGLOBE, INC.     PARTICIPANT
YEAR ENDED MARCH 31, 1998                          FUND         COMMON STOCK      LOANS           TOTAL
-------------------------                          ----         ------------      -----           -----
Additions:
 Employee contributions                       $      22,276    $      25,294    $        -    $ 194,018
 Employee rollovers                                     159                -             -          318
 Dividend and interest income                             -                -             -        3,883
 Net appreciation (depreciation)
  in fair value of investments                        3,685           (6,738)            -       29,768
                                                     ------           ------        ------      -------
Total additions                                      26,120           18,556             -      227,987
                                                     ------           ------        ------      -------
Deductions -
 Benefits paid to participants                       10,337            5,239         3,181       71,062
                                                     ------           ------        ------      -------
Net increase (decrease) prior to
  interfund transfers                                15,783           13,317        (3,181)     156,925
                                                     ------           ------        ------      -------
Interfund transfers                                  (4,789)          22,405             -            -
                                                     ------           ------        ------      -------
Net increase (decrease)                              10,994           35,722        (3,181)     156,925

Net assets available for benefits,
  beginning of year                                  22,769           15,336         3,181      163,938
                                                     ------           ------        ------      -------
Net assets available for benefits,
  end of year                                 $      33,763    $      51,058    $        -    $ 320,863
                                                     ------           ------        ------      -------

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                     (UNAUDITED)


                                                                           LARGE
                                                MONEY    INVESTMENT         CAP
                                               MARKET    GRADE BOND        BLEND    APPRECIATION
YEAR ENDED MARCH 31, 1997                       FUND       FUND             FUND         FUND
-------------------------                       ----       ----             ----         ----
Additions:
 Employee contributions                    $    4,154   $    17,108   $    38,952  $      30,602
 Employee rollovers                             3,659         1,463         1,097            833
 Dividend and interest income                   5,053             -             -              -
 Net appreciation (depreciation)
  in fair value of investments                      -          (588)        3,613          1,629
                                           ----------   -----------   -----------  -------------
Total additions                                12,866        17,983        43,662         33,064
                                           ----------   -----------   -----------  -------------
Deductions -
 Benefits paid to participants                    826           938         8,521          9,871
                                           ----------   -----------   -----------  -------------
Net increase (decrease) prior to
  interfund transfers                          12,040        17,045        35,141         23,193

Interfund transfers                            (5,537)        2,675        (3,143)          (353)
                                           ----------   -----------   -----------  -------------

Net increase                                    6,503        19,720        31,998         22,840

Net assets available for benefits,
  beginning of year                             7,820         4,520        15,521         13,730
                                           ----------   -----------   -----------  -------------
Net assets available for benefits,
  end of year                              $   14,323   $    24,240   $    47,519  $      36,570
                                           ----------   -----------   -----------  -------------



                                             INTERNATIONAL
                                                 EQUITY       EGLOBE, INC.     PARTICIPANT
YEAR ENDED MARCH 31, 1997                         FUND         COMMON STOCK      LOANS           TOTAL
-------------------------                         ----         ------------      -----           -----
Additions:
 Employee contributions                      $      18,817    $      17,488    $        -    $ 127,121
 Employee rollovers                                  1,514              139             -        8,705
 Dividend and interest income                            -                -           473        5,526
 Net appreciation (depreciation)
  in fair value of investments                         668           (6,482)            -       (1,160)
                                             -------------    -------------    ----------     ---------
Total additions                                     20,999           11,145           473      140,192
                                             -------------    -------------    ----------    ---------
Deductions -
 Benefits paid to participants                       4,000            2,909         7,206       34,271
                                             -------------    -------------    ----------    ---------
Net increase (decrease) prior to
  interfund transfers                               16,999            8,236        (6,733)     105,921

Interfund transfers                                 (2,843)            (713)        9,914            -
                                             -------------    -------------    ----------    ---------

Net increase                                        14,156            7,523         3,181      105,921

Net assets available for benefits,
  beginning of year                                  8,613            7,813             -       58,017
                                             -------------    -------------    ----------    ---------
Net assets available for benefits,
  end of year                                $      22,769    $      15,336    $    3,181    $ 163,938
                                             -------------    -------------    ----------    ---------


See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                     (UNAUDITED)

                                                                                   LARGE
PERIOD FROM INCEPTION                             MONEY       INVESTMENT            CAP
(DECEMBER 26, 1995)                              MARKET       GRADE BOND           BLEND      APPRECIATION
TO MARCH 31, 1996                                 FUND           FUND               FUND           FUND
-----------------                                 ----           ----               ----           ----
Additions:
 Employee contributions                     $     7,764   $        4,622   $        8,795   $        7,431
 Employee rollovers                                   -                -            6,744            6,297
 Dividend and interest income                        56                -                -                -
 Net appreciation (depreciation)
  in fair value of investments                        -             (102)             (18)               2
                                            -----------   --------------   --------------   --------------
Total additions                                   7,820            4,520           15,521           13,730
                                            -----------   --------------   --------------   --------------

Net increase                                      7,820            4,520           15,521           13,730

Net assets available for benefits,
  beginning of period                                 -                -                -                -
                                            -----------   --------------   --------------   --------------
Net assets available for benefits,
  end of period                             $     7,820   $        4,520   $       15,521   $       13,730
                                            -----------   --------------   --------------   --------------



PERIOD FROM INCEPTION                        INTERNATIONAL
(DECEMBER 26, 1995)                              EQUITY       EGLOBE, INC.
TO MARCH 31, 1996                                 FUND         COMMON STOCK           TOTAL
-----------------                                 ----         ------------           -----
Additions:
 Employee contributions                     $        4,837   $        4,981        $ 38,430
 Employee rollovers                                  3,604            1,565          18,210
 Dividend and interest income                            -                -              56
 Net appreciation (depreciation)
  in fair value of investments                         172            1,267           1,321
                                            --------------   --------------        --------
Total additions                                      8,613            7,813          58,017
                                            --------------   --------------        --------

Net increase                                         8,613            7,813          58,017

Net assets available for benefits,
  beginning of period                                    -                -               -
                                            --------------   --------------        --------
Net assets available for benefits,
  end of period                             $        8,613   $        7,813        $ 58,017
                                            --------------   --------------        --------

See accompanying notes to financial statements.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. PLAN DESCRIPTION

The following description of the eGlobe, Inc. 401(k) Profit Sharing Plan (formerly the Executive TeleCard, Ltd. 401(k) Profit Sharing Plan) (the "Plan"), provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit-sharing plan which covers substantially all employees of eGlobe, Inc. (the "Company"). Effective April 1, 1998, the Plan changed its year end from March 31 to December 31. The Plan is maintained for the exclusive benefit of eligible employees of the Company and their beneficiaries to provide a means to accumulate retirement savings, to provide retirement funds and to provide benefits in the event of the death or disability. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

All employees of the Company who have obtained the age of 21 and completed three months of service (as defined) are eligible to participate in the elective contributions. An employee must complete one year of service (as defined) to participate in any employer matching or profit-sharing contributions in the Plan.

CONTRIBUTIONS

Each participant may elect to make salary reduction contributions from 1% of his/her annual compensation to a maximum of the highest deferral allowed by the nondiscrimination rules of the Internal Revenue Code. Participant salary deferrals cannot exceed a maximum dollar amount determined by the Federal Government each year. The pre-tax contribution limit is indexed annually for inflation. The amount was $10,000 for 1998. The Company may also make, on an annual basis, a matching contribution equal to a percentage of each participant's discretionary contribution. Additionally, the Company may make, on an annual basis, a discretionary profit sharing contribution to the Plan. The Company has not made any employer contributions since the inception of the Plan.

PARTICIPANT ACCOUNTS

Earnings, net gains and losses are allocated among those participating in the fund based on the ratio of each participant's average account balance to the total of all participants' average account balances related to that fund.

INVESTMENT OPTIONS

Participants may direct the investment of their account balance among one or more of the following investment options:

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Money Market Funds
------------------

This fund consists of units in the Smith Barney Exchange Reserve Money Market Portfolio and the Smith Barney Money Fund Cash Portfolio, portfolios whose primary investment objective is to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing in high quality short-term money market instruments.

Investment Grade Bond Fund
--------------------------

This fund consists of units in the Smith Barney Investment Grade Bond Fund, a mutual fund whose primary investment objective is to achieve high current income by investing primarily in a diversified portfolio of high-yielding corporate bonds, debentures and notes denominated in U.S. dollars and foreign currencies.

Large Cap Blend Fund
--------------------

This fund consists of units in the Smith Barney Large Cap Blend Fund (formerly known as Growth and Income Fund), a mutual fund whose primary investment objective is to invest in income producing equity securities, including dividend-paying common stocks, securities that are convertible into common stocks and warrants.

Appreciation Fund
-----------------

This fund consists of units in the Smith Barney Appreciation Fund, a mutual fund whose primary investment objective is to seek long-term appreciation of shareholders' capital through investments primarily in equity securities.

International Equity Fund
-------------------------

This fund consists of units in the Smith Barney International Equity Fund, a mutual fund whose primary investment objective is to seek a total return on its assets from growth of capital and income by investing in a diversified portfolio of equities and securities of established non-United States issuers.

eGlobe, Inc. Common Stock
--------------------------

Funds are invested in shares of the Company's common stock.

FORFEITURES AND PLAN EXPENSES

The amount of any nonvested forfeitures attributed to a participant's break in service, as specified by the plan agreement, is generally used to offset plan expenses and/or reduce future employer contributions for the next plan year.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

VESTING

All participants' contributions are fully vested. A participant has a nonforfeitable right to a percentage of the balance in his/her Company contribution account commencing after one year of service (as defined) of 20% and increasing to 100% after five years of service. Upon death, total disability, reaching retirement age, or termination of the Plan a participant's account becomes fully vested.

PARTICIPANT LOANS

An employee may, with the consent of the plan administrator, borrow up to 50% of their account balance, however, not less than $500 and not to exceed $50,000. The loans bear interest at the prevailing rate charged by lenders for a loan of similar type and must be repaid within five years, unless such loans are for a participant's primary residence, in which case, the loan must be repaid within thirty years. Loan repayments are made in equal installments through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service due to death, disability, retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments as defined by the plan agreement.

ADMINISTRATIVE EXPENSES

The  Company   pays  certain   administrative   expenses  of  the  Plan  without
reimbursement.

PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of ERISA. In the opinion of the Plan's management, the unaudited financial statements for the year ended March 31, 1997 and for the period from inception (December 26, 1995) to March 31, 1996 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments are stated at fair value based upon current quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3. INCOME TAX STATUS

The Plan has obtained its latest determination letter on September 30, 1998, in which the Internal Revenue Service has stated that the Plan is qualified and the related trust is tax exempt.


SUPPLEMENTAL SCHEDULES

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------
                                                                 EIN: 84-1346369
                                                                 Plan Number 001


DECEMBER 31, 1998
------------------

 (a)             (b)                                              (c)           (d)                  (e)
 ---             ---                                              ---           ---                  ---
                                                               NUMBER OF                            CURRENT
 *        IDENTITY OF ISSUE                                     SHARES          COST                 VALUE
 -        -----------------                                     ------          ----                 -----

         Smith Barney Exchange Reserve Money Market Portfolio    2,047       $  2,047            $   2,047
         Smith Barney Money Funds Cash Portfolio                44,200         44,200               44,200
         Smith Barney Investment Grade Bond Fund                 2,149         28,401               28,139
         Smith Barney Large Cap Blend Fund                       5,956        100,171              101,308
         Smith Barney Appreciation Fund                          7,503        110,654              114,505
         Smith Barney International Equity Fund                  1,826         38,076               39,671
         eGlobe, Inc. Common Stock                              28,378         79,718               46,114
                                                                ------       --------           ----------
                                                                             $403,267            $ 375,984
                                                                             ========           ==========

---------
* There were no non-exempt party-in-interest transactions.

      See accompanying report of independent certified public accountants.

                                                                    EGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                  LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
--------------------------------------------------------------------------------
                                                                 EIN: 84-1346369
                                                                 Plan Number 001

 NINE MONTHS ENDED DECEMBER 31, 1998
 -----------------------------------

     (a)                   (b)             (c)           (d)          (g)            (i)
     ---                   ---             ---           ---          ---            ---

 IDENTITY OF            DESCRIPTION      PURCHASE      SELLING       SALES           NET
 PARTY INVOLVED           OF ASSET       PRICE (A)     PRICE (A)      COST         GAIN (LOSS)
 --------------           --------       ---------     ---------      ----         -----------

 Smith Barney           Large Cap
                        Blend Fund     $    19,572   $    22,683    $    19,572     $     3,111
                                       -----------   -----------    -----------     -----------

---------
 (a) Equivalent to current value at date of transaction.


      See accompanying report of independent certified public accountants.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                eGlobe, Inc.

 Date:  July 12, 1999                           By: /s/ Graeme S.R. Brown
                                                ---------------------------
                                                Graeme S.R. Brown
                                                Associate General Counsel and
                                                Assistant Secretary
                                                eGlobe, Inc.